Resaca Exploitation, Inc.

1331 Lamar, Suite 1450

Houston, Texas 77010

July 27, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: H. Roger Schwall, Assistant Director

Re:                               Resaca Exploitation, Inc.

Application for Withdrawal of Registration Statement on

Form S-4 (Registration No. 333-162652)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Resaca Exploitation, Inc. (the “Company”) hereby applies for withdrawal of the Company’s Registration Statement on Form S-4 (Registration No. 333-162652), initially filed with the Securities and Exchange Commission (the “Commission”) on October 23, 2009, and together with all amendments thereto (the “Registration Statement”).

The Company confirms that it has not sold any securities pursuant to the Registration Statement.

The Company is requesting withdrawal of the Registration Statement, including the exhibits filed thereto. The Company also requests, in accordance with Rule 457(p) promulgated under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company’s account.

Sincerely,

Resaca Exploitation, Inc.

By:	/s/ Chris B. Work
Name:	Chris B. Work
Title:	Chief Financial Officer